U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 12b-25 SEC File No:
                           NOTIFICATION OF LATE FILING

                                    Form 10-Q

                        For Period Ended       09/30/99
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         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-Q.
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Part I--Registrant Information
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       Full Name of Registrant:   China Food and Beverage Company
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       Address of Principal Executive Office: 8 West 38th Street
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       City, State and Zip Code:  New York, NY  10018
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Part II--Rules 12b-25-(b) and (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.


Part III--Narrative

         State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

On December 30, 1998, the Company acquired all the capital stock of Victoria Beverage Co., Ltd., an Isle of Man corporation, which owned a 55% interest in Anhui Hao Dun Brewery Co. Ltd. The brewery is located in the Chinese city of Liu An. The Company continues to experience unavoidable delays in preparing its quarterly financial statements, due primarily to the difference between Chinese and American accounting standards, especially with respect to the treatment of inventory. The Company has been unable to eliminate these delays without unreasonable effort of expense.

Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

James Tilton                            (212)        398-7833
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(Name)                                  (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [   ] Yes   [ X ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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CHINA FOOD AND BEVERAGE COMPANY
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1999              By:/s/ James Tilton
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Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.